March 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation
Registration Statement on Form S-4, filed on March 29, 2013

Ladies and Gentlemen:

On March 29, 2013, Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers $375,000,000 in aggregate principal amount of the Issuers’ new 9.625% Senior Notes due 2019 (the “New 2019 Notes”), $400,000,00 in aggregate principal amount of the Issuers’ new 7.875% Senior Notes due 2020 (the “New 2020 Notes”) and $600,000,000 in aggregate principal amount of the Issuers’ new 6.500% Senior Notes due 2021 (the “New 2021 Notes” and, together with the New 2019 Notes and the New 2020 Notes, the “Exchange Notes”) to be exchanged in exchange offers (the “Exchange Offers”) for a like principal amount of the Issuers’ outstanding 9.625% Senior Notes due 2019 (the “Initial 2019 Notes”), 7.875% Senior Notes due 2020 (the “Initial 2020 Notes”) and 6.500% Senior Notes due 2021 (the “Initial 2021 Notes” and, together with the Initial 2019 Notes and Initial 2020 Notes, the “Initial Notes”), respectively. We are submitting this supplemental letter in order to inform you that the Issuers are registering the Exchange Offers in reliance on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuers hereby represent as follows:

The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and to the best of the Issuers’ information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers. In this regard, the Issuers will make each person participating in the Exchange Offers aware (through the Exchange

Securities and Exchange Commission

Offers prospectus or otherwise) that if the Exchange Offers are being registered for the purpose of secondary resales, any securityholder using the Exchange Offers to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offers (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

With respect to any broker-dealer participating in the Exchange Offers with respect to Initial Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuers or any affiliate of the Issuers to distribute the Exchange Notes. In addition, the Issuers (i) will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offers the additional requirement that if the exchange offeree is a broker-dealer holding Initial Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offers. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Very truly yours,

NATIONSTAR MORTGAGE LLC

By:	/s/ Jay Bray
Jay Bray
Chief Executive Officer

NATIONSTAR CAPITAL CORPORATION

By:	/s/ Jay Bray
Jay Bray
Chief Executive Officer